Pricing Term Sheet Dated May 7, 2012	Filed pursuant to Rule 433 Issuer Free Writing Prospectus supplementing the Preliminary Prospectus Supplement dated May 7, 2012 and the Prospectus dated May 7, 2012 Registration No. 333-170232

Thompson Creek Metals Company Inc.

Offering of

8,800,000 6.50% tMEDS
(the “tMEDS Offering”)

The information in this pricing term sheet relates only to the tMEDS Offering and should be read together with (i) the preliminary prospectus supplement, dated May 7, 2012, relating to the tMEDS Offering (the “Preliminary Prospectus Supplement”), as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and (ii) the accompanying prospectus dated May 7, 2012, included in the Registration Statement (File No. 333-170232), in each case, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Thompson Creek Metals Company Inc. (“Thompson Creek”).

Title of Securities:	6.50% tMEDS (the “tMEDS”).

Number of tMEDS Offered:	8,800,000 tMEDS (or 10,000,000 tMEDS if the underwriters exercise their option to purchase additional tMEDS in full).

Trade Date:	May 8, 2012.

Settlement Date:	May 11, 2012.

Stated Amount:	$25 for each tMEDS.

tMEDS Public Offering Price:	$25.00 per tMEDS. $220,000,000 in aggregate (or $250,000,000 if the underwriters exercise their option to purchase additional tMEDS in full).

Components of Each tMEDS:	Each tMEDS is comprised of two parts:

• a prepaid stock purchase contract issued by Thompson Creek (a “purchase contract”); and

•

a senior amortizing note issued by Thompson Creek (an “amortizing note”), which has an initial principal amount of $4.075312 per amortizing note, bears interest at a rate of 11.68% per annum and has a final installment payment date of May 15, 2015.

Fair Market Value of the tMEDS:	Thompson Creek has determined that the fair market value of each purchase contact is $20.924688 and the fair market value of each amortizing note is $4.075312.

Reference Price:

$4.64, which is the last reported sale price of the common stock of Thompson Creek (“common stock”) on the Pricing Date. The reference price is subject to adjustment as described in the Preliminary Prospectus Supplement.

Threshold Appreciation Price:	$5.45, which represents an approximately 17.5% appreciation over the reference price. The threshold appreciation price is subject to adjustment as described in the Preliminary Prospectus Supplement.

Minimum Settlement Rate:	4.5855 shares of common stock per purchase contract (subject to adjustment as described in the Preliminary Prospectus Supplement).

Maximum Settlement Rate:	5.3879 shares of common stock per purchase contract (subject to adjustment as described in the Preliminary Prospectus Supplement).

Settlement Rate:

The following table illustrates the settlement rate per purchase contract and the value of common stock issuable upon settlement on the mandatory settlement date, determined using the applicable market value (as defined in the Preliminary Prospectus Supplement) shown, subject to adjustment as described in the Preliminary Prospectus Supplement:

Applicable Market Value of Common Stock	Settlement Rate	Value of Common Stock Delivered (Based on the Applicable Market Value Thereof)

Less than or equal to $4.64	5.3879 shares	Less than $25

Greater than $4.64 but less than $5.45	Number of shares equal to $25, divided by the Applicable Market Value	$25

Equal to or greater than $5.45	4.5855 shares	Greater than $25

Early Settlement:

At any time, prior to 5:00 p.m., New York City time, on the third scheduled trading day immediately preceding the mandatory settlement date, a holder may settle any or all of its purchase contracts early, in which case Thompson Creek will deliver a number of shares of its common stock equal to: (i) if you settle purchase contracts prior to 5:00 p.m., New York City time, on November 10, 2012, 4.3562, which is 95% of the minimum settlement rate, and (ii) if you settle purchase contracts commencing on November 11, 2012, the minimum settlement rate, subject in either case to adjustment as described in the Preliminary Prospectus Supplement. For the avoidance of doubt, the preceding sentence shall have no effect on the fundamental change early settlement rate. The market value of common stock on the early settlement date will not affect the early settlement rate. A holder’s right to settle their purchase contract prior to 5:00 p.m., New York City time on to the third scheduled trading day immediately preceding the mandatory settlement date is subject to the delivery of their purchase contract.

Upon early settlement of a purchase contract that is a component of a tMEDS at a holder’s election, the corresponding amortizing note will remain outstanding and beneficially owned by or registered in the name of, as the case may be, the holder who elected to settle the related purchase contract early.

Early Settlement Upon a Fundamental Change:

The following table sets forth the “fundamental change early settlement rate” (as defined in the Preliminary Prospectus Supplement) per Purchase Contract for each stock price and effective date set forth below:

	Effective Date
Stock Price	May 11, 2012	May 15, 2013	May 15, 2014	May 15, 2015
$2.00	4.8578	5.0552	5.2511	5.3879
$3.00	4.7564	4.9290	5.1597	5.3879
$4.00	4.6546	4.7786	4.9583	5.3879
$4.64	4.5867	4.7038	4.8346	5.3879
$5.00	4.5883	4.6706	4.7764	5.0000
$5.45	4.5689	4.6373	4.7170	4.5855
$6.00	4.5519	4.6070	4.6633	4.5855
$7.00	4.5348	4.5741	4.6065	4.5855
$8.00	4.5290	4.5593	4.5823	4.5855
$9.00	4.5293	4.5542	4.5736	4.5855
$10.00	4.5327	4.5541	4.5716	4.5855
$11.00	4.5375	4.5563	4.5722	4.5855
$12.00	4.5427	4.5593	4.5735	4.5855
$13.00	4.5477	4.5625	4.5750	4.5855
$14.00	4.5525	4.5655	4.5764	4.5855
$16.00	4.5608	4.5707	4.5786	4.5855
$18.00	4.5674	4.5747	4.5803	4.5855
$20.00	4.5725	4.5778	4.5816	4.5855

The exact stock price and effective date may not be set forth in the table above, in which case:

•                  if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by a straight-line interpolation between the fundamental change early settlement rates set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•                  if the stock price is greater than $20.00 per share (subject to adjustment in the same manner as the stock prices set forth in the table above), the fundamental change early settlement rate will be the Minimum Settlement Rate; or

•                  if the stock price is less than $2.00 per share (subject to adjustment in the same manner as the stock prices set forth in the table above) (the “minimum stock price”), the fundamental change early settlement rate will be determined as if the stock price equaled the minimum stock price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two effective dates in the table.

The maximum number of shares of common stock deliverable under a purchase contract is 5.3879, subject to adjustment in the same manner as the fixed settlement rates as set forth under “Description of the purchase contracts—Adjustments to the fixed settlement rates” in the Preliminary Prospectus Supplement.

Initial Principal Amount of Amortizing Notes:	$4.075312 per amortizing note $35,862,746 in aggregate (or $40,753,120 if the underwriters exercise their option to purchase additional tMEDS in full).

Initial Tax Basis in Purchase Contracts and Amortizing Notes

Each holder of tMEDS, by acceptance of such securities, will be deemed to have agreed, for Canadian and U.S. federal income tax purposes, to treat the allocation of the $25 stated amount per tMEDS between the purchase contract and the amortizing note so that such holder’s initial tax basis in each purchase contract will be $20.924688 and such holder’s initial tax basis in each amortizing note will be $4.075312.

Installment Payment Dates:	Each February 15, May 15, August 15 and November 15, commencing on August 15, 2012, with a final installment payment date of May 15, 2015.

Payments on the Amortizing Notes:

The amortizing notes will pay, in cash, equal quarterly installments of $0.406250 on each amortizing note (except for the August 15, 2012 installment payment, which will be $0.424306 per amortizing note), which cash payment in the aggregate will be equivalent to 6.50% per year with respect to each $25 stated amount of tMEDS. Each installment will constitute a payment of interest (at an annual rate of 11.68%) and a partial repayment of principal of the amortizing note, allocated as set forth in the following amortization schedule:

Installment Payment Date	Amount of Principal	Amount of Interest
August 15, 2012	$0.299968	$0.124338
November 15, 2012	$0.295966	$0.110284
February 15, 2013	$0.304612	$0.101638
May 15, 2013	$0.313510	$0.092740
August 15, 2013	$0.322668	$0.083582
November 15, 2013	$0.332094	$0.074156
February 15, 2014	$0.341795	$0.064455
May 15, 2014	$0.351779	$0.054471
August 15, 2014	$0.362055	$0.044195

November 15, 2014	$0.372631	$0.033619
February 15, 2015	$0.383516	$0.022734
May 15, 2015	$0.394720	$0.011530

Underwriting Discount:

$0.75 per tMEDS

$6,600,000 in aggregate (or $7,500,000 if the underwriters exercise their option to purchase additional tMEDS in full).

Thompson Creek has been advised by the underwriters that they initially propose to offer the tMEDS directly to the public at the tMEDS public offering price and to certain dealers at that price less a concession not in excess of $0.45 per tMEDS.

Estimated Net Proceeds to Thompson Creek from the tMEDS Offering:

The net proceeds from the sale of tMEDS, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $212.0 million (or approximately $241.1 million if the underwriters exercise their option to purchase additional tMEDS in full).

Joint Book-Running Managers:	J.P. Morgan Securities LLC Deutsche Bank Securities Inc. RBC Dominion Securities Inc.

Co-Managers:	SG Americas Securities, LLC Standard Bank Plc UBS Securities LLC

Listing:

Thompson Creek will apply to list the tMEDS on the NYSE under the symbol “TC PR T”. If approved for listing, Thompson Creek expects that the tMEDS will begin trading on the NYSE within 30 calendar days after the tMEDS are first issued.

CUSIP for the tMEDS:	884768 300

ISIN for the tMEDS:	CA8847683007

CUSIP for the Purchase Contracts:	884768 128

ISIN for the Purchase Contracts:	CA8847681282

CUSIP for the Amortizing Notes:	884768 AD4

ISIN for the Amortizing Notes:	US884768AD46

Changes from Preliminary Prospectus Supplement

Use of proceeds

The “Use of proceeds” sections on pages S-10 and S-56 of the Preliminary Prospectus Supplement are hereby replaced in their entirety with the “Use of proceeds” section set forth below:

“We estimate that the net proceeds from this offering will be approximately $212.0  million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us (or $241.1 million if the underwriters exercise their option to purchase additional tMEDS in full). In addition, we estimate that the net proceeds from the concurrent offering of Senior Notes due 2019 will be approximately $194.6 million.

We intend to use the net proceeds from this offering, together with the net proceeds from the concurrent offering of Senior Notes due 2019, cash from operations and funds from prior financing arrangements, to complete construction of our Mt. Milligan copper-gold mine.

We are undertaking this offering and the concurrent offering of Senior Notes due 2019 to provide additional funding for Mt. Milligan.  However, the concurrent offering of Senior Notes due 2019 is not contingent upon the completion of this offering, and this offering is not contingent upon the completion of the concurrent offering of Senior Notes due 2019.  If the net proceeds of the concurrent offering of Senior Notes due 2019 are less than $194.6 million or if we fail to complete the offering of Senior Notes due 2019, we may need additional financing in the future to complete the construction and development of Mt. Milligan and for other expenditures.  Failure to obtain any such financing on a timely basis could cause a delay in the development timeline of Mt. Milligan, cause us to forfeit our interest in certain properties, miss certain acquisition opportunities, delay or indefinitely postpone further exploration and development of our projects with the possible loss of such properties, and reduce or terminate our operations. We may be unable to obtain additional debt or equity financing on terms acceptable to us to meet these requirements, or at all.  If we fail to obtain such financing, our growth prospects, results of operations and financial condition may be adversely affected.”

Capitalization

The “Capitalization” section on page S-57 of the Preliminary Prospectus Supplement is hereby replaced in its entirety with the “Capitalization” section set forth below:

“The following table sets forth our unaudited cash and cash equivalents and capitalization as of March 31, 2012, on:

•                  an actual basis;

•                  an as adjusted basis to give effect to the sale of the tMEDS; and

•                  an as further adjusted basis to give effect to the sale of $200,000,000 aggregate principal amount of Senior Notes due 2019 in the concurrent offering of Senior Notes due 2019. See “Summary—The Transactions.”

These “As adjusted” and “As further adjusted” amounts do not reflect the use of proceeds contemplated hereby.  See “Use of proceeds.” You should read this table along with our consolidated financial statements and related notes and the other financial information incorporated by reference in this prospectus supplement and the accompanying prospectus.

The offering of Senior Notes due 2019 is not contingent upon the completion of this offering, and this offering is not contingent upon the completion of the offering of Senior Notes due 2019. There can be no assurance as to the aggregate principal amount of Senior Notes due 2019 that will be issued in the concurrent offering of Senior Notes due 2019.

	As of March 31, 2012
(U.S. dollars in millions)	Actual	As adjusted	As further adjusted
	(unaudited)
Cash and cash equivalents	$162.7	$374.7	$569.3
Long-term debt (1):
Revolving credit facility (2)	$—	$—	$—
Caterpillar equipment financing facility (3)	8.2	8.2	8.2
Equipment loans	14.7	14.7	14.7
7.375% Senior Notes due 2018	350.0	350.0	350.0
% Senior Notes due 2019 offered concurrently	—	—	200.0
11.68% Amortizing notes that are components of the tMEDS offered hereby (4)	—	35.9	35.9
Other debt	0.3	0.3	0.3
Total debt	$373.2	$409.1	$609.1
Shareholders’ equity
Common stock, no-par value, unlimited shares authorized and 168,077,396 issued and outstanding as of March 31, 2012 (5)	$1,015.2	$1,015.2	$1,015.2
Additional paid-in capital (6)	53.6	231.1	231.1
Retained earnings	639.7	639.7	639.7
Accumulated other comprehensive income	51.4	51.4	51.4
Total shareholders’ equity	$1,759.9	$1,937.4	$1,937.4
Total capitalization	$2,133.1	$2,346.4	$2,546.4

(1)               Although we do not record it as indebtedness, we also have $409.6 million in outstanding deferred revenues under our Gold Stream transaction described in “Description of other indebtedness and deferred revenue—Gold Stream transaction” and note 11 to our audited consolidated financial statements included in our Annual Report on Form 10-K and $171.9 million in remaining proceeds of the Gold Stream transaction that are available to us over the Mt. Milligan construction period.  These amounts are and would be secured by our Mt. Milligan assets. After the deposits have been fully offset, the counterparty will continue to have a security interest in 40% of the payable gold produced from Mt. Milligan. The amortizing notes would effectively be subordinated to our obligations under the Gold Stream transaction to the extent of the value of those assets.

(2)               As of March 31, 2012, we had available borrowings of $275.5 million under our revolving credit facility (after giving effect to $24.5 million of outstanding letters of credit), all of which, if borrowed, would be secured.  See “Description of other indebtedness and deferred revenue—Revolving credit facility” for a description of this facility.

(3)               As of March, 31, 2012, we had available borrowings of $123.8 million under our Caterpillar equipment financing facility, all of which, if borrowed, would be secured by the equipment financed with those borrowings.  See “Description of other indebtedness and deferred revenue—Caterpillar equipment financing facility” for a description of this facility.

(4)               Each tMEDS offered hereby will include an amortizing note, as described in “Description of the amortizing notes.”

(5)               The “As adjusted” and “As further adjusted” share numbers do not include shares of common stock issuable upon settlement of the purchase contracts that are components of the tMEDS.

(6)               Each tMEDS offered hereby will include a purchase contract, as described in “Description of the purchase contracts.” We will account for the purchase contracts that are components of the tMEDS offered hereby as equity and will record the initial fair value of these purchase contracts, net of the underwriting discounts and commissions and estimated offering expenses allocated to the purchase contracts, as additional paid-in capital.”

Thompson Creek has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the tMEDS Offering. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents Thompson Creek has filed with the SEC for more complete information about Thompson Creek and the tMEDS Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the Preliminary Prospectus Supplement and the accompanying prospectus may be obtained from J.P. Morgan Securities LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling 1-866-803-9204.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.